UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

ASHFORD HOSPITALITY PRIME, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

044102101

(CUSIP Number)

Lyle Weisman

14001 Ventura Boulevard

Sherman Oaks, California 91423

818-930-0230

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 29th, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER: 044102101

1.	Names of Reporting Persons Weisman Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,786,452
	8.	Shared Voting Power
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,663,596
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,786,452
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.274% (1)(2)
14.	Type of Reporting Person (See Instructions) PN

CUSIP NUMBER: 044102101

1.	Names of Reporting Persons Weisman Capital Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 393,593
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 393,593
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.382% (1)(2)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 044102101

1.	Names of Reporting Persons Lyle Weisman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,786,452
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,663,596
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,786,452(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.274% (1)(2)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 044102101

1.	Names of Reporting Persons Daniel Weisman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,786,452
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,663,596
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,786,452(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.274% (1)(2)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 044102101

1.	Names of Reporting Persons Joseph Malka
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,786,452
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,663,596
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,786,452 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.274% (1)(2)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 044102101

1.	Names of Reporting Persons AHP Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 182,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 182,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.639% (1)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 044102101

1.	Names of Reporting Persons Joel Aaronson (3)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 110,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 110,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 110,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.386% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 28,471,775 shares of Issuer’s common stock reported to be outstanding as of March 11, 2016, reporting persons may be deemed to have beneficial ownership of approximately 6.66% of the outstanding shares of Issuer's common stock.
(2)	Includes beneficial ownership as a managing member of Weisman Group.
(3)	Includes shares beneficially owned (i) by Mr. Aaronson individually, (ii) by his SEP IRA, and(iii) by a trust of which he is sole trustee.

Item 5 of the statement on Schedule 13D relating to the Common Stock, $0.01 par value per share (the “Shares”) of Ashford Hospitality Prime, Inc., a Maryland corporation (“AHP”) previously filed by the Weisman Group (who collectively are referred to as the “Reporting Persons”), is hereby amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

As of July 29, 2016 the Reporting Persons as a group owned approximately 6.66% of the issued and outstanding shares of the Company based on 28,471,775 shares reported to be outstanding as of March 11, 2016.

(a)(i) Weisman Group by its voting rights may be deemed the beneficial owner of an aggregate of 1,786,452 shares of the Issuer, or approximately 6.274%, of the total outstanding Shares.

(ii) Weisman Capital Group, a member of the Weisman Group, is the beneficial owner of an aggregate of 393,593 shares of the Issuer, or approximately 1.382%, of the total outstanding Shares.

(iii) Lyle Weisman, as a manager of Weisman Group and as a manager of Weisman Capital Group, may be deemed jointly to be the beneficial owner of an aggregate of 1,786,452 shares of the Issuer, or approximately 6.274%, of the total outstanding Shares.

(iv) Daniel Weisman as a manager of Weisman Group, may be deemed jointly to be the beneficial owner of an aggregate of 1,786,452 shares of the Issuer, or approximately 6.274%, of the total outstanding Shares.

(v) Joseph Malka as a manager of Weisman Group, may be deemed jointly to be the beneficial owner of an aggregate of 1,786,452 shares of the Issuer, or approximately 6.274%, of the total outstanding Shares.

(vi) AHP Holdings is a member of the Weisman Group and may be deemed to be the beneficial owner of an aggregate of 182,000 shares of the Issuer, or 0.639%, of the total outstanding Shares.

(vii) Joel Aaronson is the beneficial owner of an aggregate of 110,000, or 0.386%, of the total outstanding Shares.

(b) Weisman Group has power to vote of 1,786,452 Shares inclusive of 393,593 shares beneficial owned by members of Weisman Capital Group. Each of Lyle Weisman, Daniel Weisman, and Joseph Malka, as managing members, has shared voting and dispositive power over shares beneficially owned by Weisman Group. AHP Holdings has assigned its voting and retains shared dispositive power over its 182,000 Shares. Joel Aaronson has sole voting and sole dispositive power over his 110,000 Shares.

(c) Schedule A to this Schedule 13D, indicates transactions in the shares of common stock effected by the reporting persons during the last 30 days.

(d) – (e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: August 1, 2016	/s/ Lyle Weisman
Lyle Weisman Individually, as Manager of Weisman Group LLC, as Manager of Weisman Capital Group LLC

/s/ Daniel Weisman
Daniel Weisman

/s/ Joseph Malka
Joseph Malka

AHP Holdings LLC

By:	/s/ Michael Kest[1]
Michael Kest

/s/ Joel Aaronson[1]
Joel Aaronson

1 By power of attorney pursuant to Joint Filing Agreement filed with Schedule 13D.

/s/ Lyle Weisman
Lyle Weisman, Attorney in Fact

SCHEDULE A

Weisman Group:

Dates	Number of shares	Average Purchase Price per Share
7/1/2016 through 7/29/2016	192,459	$14.64

Weisman Capital Group:

Dates	Number of shares	Average Purchase Price per Share
7/1/2016 through 7/28/2016	75,574	$14.65

AHP Holdings LLC:

Dates	Number of shares	Average Purchase Price per Share
7/1/2016 through 7/27/2016	28,000	$14.51

Joel Aaronson

Dates	Number of shares	Average Purchase Price per Share
7/1/2016 through 7/28/2016	18,257	$14.75